SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-35413

RECEIVED OCT 08 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2002 (MM/DD/YY) AND ENDING JUNE 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Axelrod Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Pavilion, Suite 518, 261 Old York Road
(No. and Street)

Jenkintown, (City) PA (State) 19046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Axelrod (215) 572-7772
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Simonson, Lipschutz & Fogel P.C.
(Name – *if individual, state last, first, middle name*)

2133 Arch Street, Suite 400, Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED OCT 20 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Axelrod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Axelrod Associates, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
SANDRA S. AXELROD, Notary Public
Jenkintown Boro:, Montgomery County
My Commission Expires August 20, 2006

David Axelrod
Signature

President
Title

Sandra S Axelrod
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Simonson, Lipschutz & Fogel P.C.
Certified Public Accountants

Jeffrey I. Lipschutz, CPA
Extension 204#
E-mail: jlipschutz@slfcpa.com

October 4, 2004

Ms. Rachel Shirley
NASD Regulation
Philadelphia District Office
1835 Market Street - Suite 1900
Philadelphia, PA 19103-2929

Re: Axelrod Associates, Inc.

Dear Ms. Shirley:

We have enclosed revised independent auditors' reports for Axelrod Associates, Inc. for the year ended June 30, 2004 and 2003. They are being resubmitted to your office for the following reason:

Our reports were originally dated July 22, 2004, the last day of our audit fieldwork. However, after submission of the reports to the NASD, you determined that as of that date our firm's Pennsylvania CPA license had expired and the firm was not licensed in Pennsylvania. The Pennsylvania CPA license was not renewed due fact that we moved our offices between license renewal dates and the US Postal Service's forwarding request expired before Pennsylvania mailed their renewal applications. This resulted in our not receiving the renewal application.

After you informed us (via a communication with our client) that our firm's Pennsylvania CPA license had expired, we immediately applied for a renewal. As of the date of this letter, our firm is duly licensed to practice public accounting in Pennsylvania.

As additional information, please note that all firm management members working on this engagement were licensed in the state of Pennsylvania to practice accounting at the time the original reported was issued and they continue to be licensed as of the date of this letter.

If you have any questions or require further information, please contact me directly.

Sincerely,

SIMONSON, LIPSCHUTZ & FOGEL P.C.

Jeffrey I. Lipschutz, CPA

JIL:mtf
Enclosures

cc: Axelrod Associates, Inc.
Securities and Exchange Commission

F:\DATA\Lipschutz\Axelrod Associates\NASD reissue letter.doc

Simonson,
Lipschutz
& Fogel P.C.
Certified Public Accountants

Independent Auditors' Report

Board of Directors
Axelrod Associates, Inc.
Jenkintown, Pennsylvania

We have audited the accompanying statements of financial condition of Axelrod Associates, Inc. as of June 30, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Axelrod Associates, Inc. as of June 30, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Simonson, Lipschutz & Fogel P.C.

October 4, 2004

SL&F

2133 Arch Street Suite 400 Philadelphia, PA 19103-1354 (215) 765-4600 Fax: (215) 765-5800

Simonson,
Lipschutz
& Fogel P.C.

Certified Public Accountants

Independent Auditors' Report

Board of Directors
Axelrod Associates, Inc.
Jenkintown, Pennsylvania

We have audited the accompanying statements of financial condition of Axelrod Associates, Inc. as of June 30, 2004 and 2003, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Axelrod Associates, Inc. as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on page 12 and 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Simonson, Lipschutz & Fogel P.C.

October 4, 2004

2133 Arch Street Suite 400 Philadelphia, PA 19103-1354 (215) 765-4600 Fax: (215) 765-5800

Simonson,
Lipschutz
& Fogel P.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Axelrod Associates, Inc.

In planning and performing our audit of the financial statements of Axelrod Associates, Inc. for the year ended June 30, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Axelrod Associates, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (2) the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by Axelrod Associates, Inc. in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2133 Arch Street Suite 400 Philadelphia, PA 19103-1354 (215) 765-4600 Fax: (215) 765-5800

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above. Also, no facts came to our attention indicating that the exemptive provisions of Rule 15c3-3 had not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Axelrod Associates, Inc.'s practices and procedures were adequate at June 30, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Simonson, Lipschutz & Fogel P.C.

October 4, 2004